UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         METROPOLIS REALTY TRUST, INC.
                         -----------------------------
                              (Name of Issuer)

                Class A Common Stock, par value $10.00 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    591730106
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 2002
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 26 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No. 591730106                                           Page 2 of 26 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
Number of                                       1,094,143
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                       0
 Each
Reporting                   9             Sole Dispositive Power
Person                                          1,094,143
 With
                            10            Shared Dispositive Power
                                                0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            1,094,143

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented By Amount in Row (11)
                                                8.41%
14       Type of Reporting Person (See Instructions)
                  BD, IA, PN

                                  SCHEDULE 13D

CUSIP No. 591730106                                           Page 3 of 26 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
Number of                                       0
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                      1,094,143
  Each
Reporting                   9             Sole Dispositive Power
 Person                                         0
  With
                            10            Shared Dispositive Power
                                                1,094,143

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                1,094,143

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented By Amount in Row (11)
                                                8.41%

14       Type of Reporting Person (See Instructions)
                  IN, HC

                                  SCHEDULE 13D

CUSIP No. 591730106                                           Page 4 of 26 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
Number of                                       0
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                      1,094,143
    Each
Reporting                   9             Sole Dispositive Power
    Person                                      0
    With
                            10            Shared Dispositive Power
                                                1,094,143

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                1,094,143

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented By Amount in Row (11)
                                                8.41%

14       Type of Reporting Person (See Instructions)
                  IN, HC

                                                              Page 5 of 26 Pages



         This Statement on Schedule 13D relates to shares of Class A Common Stock, par value $10.00 per share (the "Common Stock"), of Metropolis Realty Trust, Inc. (the "Issuer"). The securities reported herein were previously reported on a Schedule 13G initially filed on February 13, 1998 and amended on February 14, 2000, February 12, 2001 and February 8, 2002.


Item 1.           Security and Issuer.


         This Statement relates to the Common Stock. The address of the principal executive offices of the Issuer is c/o Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York 10022.

Item 2.           Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

         ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

         iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

         This statement relates to shares of Common Stock held for the accounts of Angelo, Gordon and fifteen private investment funds (the "Funds") for which Angelo, Gordon acts as general partner and/or investment adviser.

         Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. John M. Angelo is a general partner of AG Partners, L.P. and the chief executive officer of Angelo, Gordon. Michael L. Gordon is the other general partner of AG Partners, L.P. and the chief operating officer of Angelo, Gordon. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of AG Partners, L.P., Angelo, Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of Angelo, Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this
Item 2.

         During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations

                                                              Page 6 of 26 Pages


of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         The shares of Common Stock reported herein were previously reported on a Schedule 13G.

         The shares of Common Stock held for the accounts of Angelo, Gordon and the Funds may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the shares of Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

         David N. Roberts ("Mr. Roberts"), a Managing Director of Angelo, Gordon, serves on the Board of Directors of the Issuer and the Special Committee to the Board of Directors of Issuer (the "Special Committee") that approved the Sale Transaction (as defined in Item 6). As a director of the Issuer and as a member of the Special Committee, Mr. Roberts may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         All of the shares of Common Stock reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


Item 5.           Interest in Securities of the Issuer.


         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.


         (a) (i) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 1,094,143 shares of Common Stock (approximately 8.41% of the total number of shares of Common Stock outstanding). This number includes 147,297 shares of Common Stock held for the account of Angelo, Gordon and 946,846 shares of Common Stock held for the accounts of the Funds.

                                                              Page 7 of 26 Pages


         (b) (i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 147,297 shares of Common Stock held for its account and the 946,846 shares of Common Stock held for the accounts of the Funds.


             (ii) Each of Mr. Angelo and Mr. Gordon, as a result of his positions with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of the 147,297 shares of Common Stock held for the account of Angelo, Gordon and the 946,846 shares of Common Stock held for the accounts of the Funds.


         (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the shares of Common Stock since April 3, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.


         (d) (i) The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.


             (ii) The limited partners of (or investors in) each of the Funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in such Funds.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As noted in Item 4 above, Mr. Roberts, a Managing Director of Angelo, Gordon, serves on the Board of Directors of the Issuer and is a member of the Special Committee that approved the Sale Transaction (as defined below).

         On May 23, 2002 (the "Effective Date"), Angelo, Gordon and its affiliates entered into a Voting Agreement (the "Voting Agreement") with Jamestown 1290, L.P., a Delaware limited partnership ("Jamestown"). The Voting Agreement was entered into in connection with that certain Purchase Agreement, dated as of May 7, 2002 (the "Purchase Agreement"), by and between the Issuer and Jamestown, pursuant to which Jamestown agreed to purchase, and the Issuer agreed to sell, the Issuer's real property and office building located at 1290 Avenue of Americas, New York, New York (the "Sale Transaction"). The following summary of the material terms and provisions of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference in response to this Item 6.

         Voting of Shares of Common Stock. The Voting Agreement provides that at every meeting of the stockholders of the Issuer called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Issuer with respect to any of the following, Angelo, Gordon will vote or cause (including by the Proxy, as hereinafter defined) to be voted its shares of Common Stock and any New Shares (as defined below) as follows:

                                                              Page 8 of 26 Pages


o in favor of (A) approval and adoption of the Purchase Agreement, the transactions contemplated thereby and by the Voting Agreement, and any action in furtherance thereof, (B) waiving any notice that may have been or may be required relating to any reorganization of the Issuer, any reclassification or recapitalization of the capital stock of the Issuer or any sale of assets, change of control, or acquisition of the Issuer by any other individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body (any "Person"), or any consolidation or merger of the Issuer with or into any other Person to the extent such transaction is undertaken in connection with the Sale Transaction, and (C) any matter that could reasonably be expected to facilitate the Sale Transaction; provided no changes or modifications have been made to the Purchase Agreement or the transactions contemplated thereby and no waiver has been granted under the Purchase Agreement, in each case which would have a material adverse effect on the economic benefits to be realized by Angelo, Gordon pursuant to the Purchase Agreement as in effect on the date thereof;

o in favor of the merger of Issuer into Metropolis Realty Lower Tier LLC, a Delaware limited liability company and a wholly-owned subsidiary of Metropolis Realty Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer, with the Issuer as the surviving entity of such merger (the "Merger"); provided no changes or modifications have been made to the Purchase Agreement or the transactions contemplated thereby and no waiver has been granted under the Purchase Agreement, in each case which would have a material adverse effect on the economic benefits to be realized by Angelo, Gordon pursuant to the Purchase Agreement as in effect on the date thereof; and

o against any matter that could reasonably be expected to hinder, impede, or delay the consummation of the Sale Transaction or materially adversely affect the Sale Transaction and the transactions contemplated by the Voting Agreement and the Purchase Agreement.

       Angelo, Gordon will not, from the Effective Date until the Expiration Date (as hereinafter defined), enter into any agreement or understanding with any Person to vote (other than the Proxy granted in connection herewith) or give instructions inconsistent with the foregoing.

       Proxy. Concurrently with the execution of the Voting Agreement, Angelo, Gordon has delivered or caused to be delivered to Jamestown a proxy that is irrevocable to the fullest extent permitted by law, with respect to its shares of Common Stock for which it is the record holder and the beneficial owner (the "Proxy").

       Special Committee. If, prior to Angelo, Gordon casting its vote at a meeting of the stockholders, (i) Angelo, Gordon is advised in writing by the Special Committee that the Purchase Agreement has been terminated in accordance with its terms, or (ii) changes or modifications have been made to the Purchase Agreement or the transactions contemplated thereby or any waiver has been granted under the Purchase Agreement, in each case which would have a material adverse effect on the economic benefits to be realized by Angelo, Gordon pursuant to the Purchase Agreement as in effect on the date thereof, then Angelo, Gordon will have the right, but not the obligation, by giving written notice to Jamestown at any time on or prior to the scheduled date of

                                                              Page 9 of 26 Pages

the Issuer's meeting of its stockholders, to terminate the Voting Agreement, and revoke the Proxy, without voting its shares of Common Stock as contemplated by the Voting Agreement.

         New Shares. Angelo, Gordon has agreed that any shares of the Issuer's capital stock (or limited liability company units) that it (A) holds of record and owns beneficially as of the Effective Date; or (B) purchases or with respect to which it otherwise acquires record or beneficial ownership after the execution of the Voting Agreement and prior to the Expiration Date (the foregoing clauses (A) and (B) together "New Shares") will be subject to the terms and conditions of the Voting Agreement to the same extent as if they constituted shares of Common Stock. From the Effective Date until the Expiration Date, Angelo, Gordon agreed to execute or cause to be executed such further proxies as may be requested by Jamestown with respect to any New Shares of which Angelo, Gordon acquires or discovers beneficial ownership, and it will promptly notify Jamestown upon acquiring or discovering beneficial ownership of any additional securities of the Issuer.

         No Disposition or Encumbrance of Shares of Common Stock. Angelo, Gordon agreed, from the Effective Date until the Expiration Date, that it will not, directly or indirectly: (i) other than in connection with the Merger, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or permit or announce any offer, sale, offer of sale, contract of sale or grant of any option for the purchase of, or permit or announce any other disposition or transfer of) any of the shares of Common Stock, or any interest in any of the shares of Common Stock, to any Person other than Jamestown; (ii) create or permit to exist any encumbrance on or otherwise affecting any of its shares of Common Stock; or (iii) reduce its beneficial ownership of, interest in or risk relating to any of its shares of Common Stock.

         Transfer of Voting Rights. Angelo, Gordon has also agreed that, from the Effective Date until the Expiration Date, it will not deposit any of the shares of Common Stock into a voting trust or grant a proxy (other than the Proxy granted in connection with the Voting Agreement) or enter into a voting agreement or similar contract with respect to any of its shares of Common Stock.

         Waiver  of   Appraisal   Rights.   Angelo,   Gordon   irrevocably   and
unconditionally waived any rights of appraisal, dissenters' rights or similar rights that it may have in connection with the Sale Transaction and the Merger.

         Termination. The Voting Agreement and the Proxy will terminate and have no further force or effect upon the earlier of (i) the closing date of the Sale Transaction; and (ii) the date the Purchase Agreement is terminated in accordance with its terms (the "Expiration Date").

         Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by Jamestown for information regarding Jamestown, its beneficial ownership of shares of Common Stock and any changes to such beneficial ownership.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the shares of Common Stock, for the purpose of effecting, and

                                                             Page 10 of 26 Pages


may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

         Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.           Material to Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                             Page 11 of 26 Pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:    June 3, 2002                           ANGELO, GORDON & CO., L.P.

                                                By:      AG Partners, L.P.
                                                         Its General Partner

                                                By:/s/ Michael L. Gordon
                                                   -----------------------------
                                                   Name:   Michael L. Gordon
                                                   Title:  General Partner

Date:    June 3, 2002                           JOHN M. ANGELO

                                                /s/ John M. Angelo
                                                --------------------------------

Date:    June 3, 2002                           MICHAEL L. GORDON

                                                /s/ Michael L. Gordon
                                                --------------------------------

                                                             Page 12 of 26 Pages



                                     ANNEX A

                Executive Officers of Angelo, Gordon & Co., L.P.

Name/Citizenship           Principal Occupation              Business Address
----------------           --------------------              ----------------
John M. Angelo             Chief Executive Officer           245 Park Avenue
(United States)                                              New York, NY 10167

Michael L. Gordon          Chief Operating Officer           245 Park Avenue
(United States)                                              New York, NY 10167

Fred Berger                Chief Administrative Officer      245 Park Avenue
(United States)                                              New York, NY 10167

Joseph R. Wekselblatt      Chief Financial Officer           245 Park Avenue
(United States)                                              New York, NY 10167

         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any shares of Common Stock.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the shares of Common Stock.

                                                             Page 13 of 26 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint Filing Agreement, dated as of June 3, 2002, by and
         among  Angelo,  Gordon & Co.,  L.P.,  John M. Angelo and
         Michael L. Gordon.......................................          14

B.       Voting Agreement, dated as of May 23, 2002, by and among
         Jamestown 1290, L.P. and Angelo,  Gordon & Co., L.P. and
         its affiliates................ .........................          15